DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

June 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Christie Wong, Jeanne Baker, Jane Park and Celeste Murphy

Re:	GigCapital5, Inc.

Amendment No. 3 Registration Statement on Form S-4

Filed May 22, 2023

File No. 333-269760

Dear Mses. Wong, Baker, Park and Murphy:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital5, Inc. (the “Company” or “GigCapital5”), by your letter dated June 5, 2023, regarding the above-referenced filing (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 3 if referring to the Staff’s comment, or to Amendment No. 4 if in the response.

Amendment No. 3 to Form S-4 filed on May 22, 2023

The QT Scanner, page 243

1.

We note you have revised your disclosure in response to previous comment 3 to include brief descriptions of 17 studies. Please expand on the descriptions of these studies. Please ensure the descriptions state the number of participants, applicable endpoints, the occurrence of any serious adverse events and their statistical significance.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 244-249 of Amendment No. 4.

*                 *                *

United States Securities and Exchange Commission

June 7, 2023

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Raluca Dinu

Enclosures